Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 28th, 2023

1.Date, Time and Place: On February 28th, 2023, at 9 a.m., at Suzano S.A. (“Company”)’s branch, located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the city of São Paulo, State of São Paulo through digital means (videoconference) the Board of Directors met (‘Board”).

2.Attendance: The following Company’s Directors attended the meeting: David Feffer (Board of Directors’ Chairman), Daniel Feffer (Board of Directors’ Vice-Chairman), Nildemar Secches (Board of Directors’ Vice-Chairman), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Calvo Galindo (Director), e Paulo Sergio Kakinoff (Director). Mrs. Silvia Krueger Pela also participated as an invited guest.

3.Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mrs. Silvia Krueger Pela acted as secretary.

4.Agenda: Resolve on (i) the cancellation of shares held in treasury, without the Company’s capital reduction (“Cancellation of Shares”); and (ii) the authorization for the Company’s Board of Officers to perform all acts necessary to implement the resolutions that may be approved at the meeting.

5.Minutes in summary form: the attending Directors, unanimously and without reservations, approved the drawing of these minutes in summary form.

6.Resolutions: The attending Directors, unanimously and without reservations, also resolved on:

6.1.The approval, pursuant to Section 12 and Section 30, paragraph 1, item “b”, of Law No. 6,404 of December 15, 1976, as amended, the cancellation of thirty-seven million, one hundred and forty-five thousand, nine hundred and sixty-nine (37,145,969) common shares held in treasury, which were acquired within the Company’s shares buyback programs approved at the Board of Directors meetings held on May 4, 2022 and on July 27, 2022 (together, the “Shares Buyback Programs”), without capital reduction, in particular for purposes of Section 9 and 10 of CVM Resolution No. 77, of March 29, 2022 (“CVM Resolution No. 77/22”), against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77/22.

6.2.1.It is here consigned that the Company’s share capital will not be altered as a result of the Cancellation of Shares. Thus, as a result of the Cancellation of Shares, the Company’s share capital, of BRL nine billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and fourteen reais and sixty-three cents (9,269,281,424.63) will be divided into one billion, three hundred and twenty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,324,117,615) common shares, all nominative, book-entry and without par value.

6.2.2.It is here consigned that an Extraordinary General Meeting will be called in due course to adjust the number of shares into which the share capital is divided, as set forth in Section 5 of the Company’s Bylaws, considering the Cancellation of Shares hereby approved.

6.2.3.After the Cancellation of Shares, a reserve of fifteen million (15,000,000) common shares will remain in treasury, which may be used to comply with already approved incentive plans and any other plans that may be approved by the Company.

6.2.Authorize the Company’s Board of Officers to perform all acts necessary to implement the resolutions approved at the meeting.

7.Closure: There being no further business to discuss, the meeting was closed. The minutes of the meeting were drawn, read and approved by all attending Directors.

São Paulo/SP, February 28th, 2023.

Board:

___________________________ David Feffer Chairman	___________________________ Silvia Krueger Pela Secretary

Attending Directors:

___________________________ David Feffer Board of Directors’ Chairman	___________________________ Daniel Feffer Board of Directors’ Vice-Chairman
___________________________ Nildemar Secches Board of Directors’ Vice-Chairman	___________________________ Ana Paula Machado Pessoa Director
___________________________ Gabriela Feffer Moll Director	___________________________ Maria Priscila Rodini Vansetti Machado Director

__________________________ Paulo Rogerio Caffarelli Director	___________________________ Rodrigo Calvo Galindo Director

__________________________

Paulo Sergio Kakinoff

Director